Exhibit 99.176

NexTech’s InfernoAR Virtual Events Platform Chosen by National Association of Medicaid Program Integrity
& by National Association of Medicaid Directors

Increasing Trend Of Global Enterprise and Institutions Choosing InfernoAR for Video Conferencing, Virtual Meetings With Enhanced Security, and Augmented Reality

Santa Clara, CA Toronto, ON –July 7th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce that it has signed a contract to supply its InfernoAR video conferencing and virtual events platform in partnership with ARB Meetings and Events to National Association of Medicaid Program Integrity (NAMPI) and the National Association of Medicaid Directors (NAMD).

Anne Balart Michaels, President-Owner of ARB Meetings and Events, LLC comments, “Based on the work done this past week with InfernoAR and ARB, I believe that the virtual conferences created through this partnership will revolutionize the way people meet. I have been managing in-person meetings for almost 20 years and the impact COVID-19 has had on our industry and on my business is staggering. However, what it has done has given us a unique opportunity to explore new horizons and push the limits on how to create the elements that make in-person meetings so special in a virtual world. I truly believe that through this partnership, we will lead the way!”

NexTech AR CEO Evan Gappelberg comments. “We are excited to be working with Anne and her team at ARB and we look forward to supplying our InfernoAR platform to her current and future clients. We are especially gratified to have been chosen by such esteemed organizations as NAMPI and NAMD and we look forward to working with them on these projects.”

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He continues, “this latest client win is an example of another institution, choosing InfernoAR for its enhanced security, amplified video and immersive augmented reality experiences over the competition. After we acquired InfernoAR we went to work on bringing to market not just a video conference platform, but the best and most secure platform on the market with the added feature of AR. We are now in the final stages of launching new and disruptive augmented reality features embedded into InfernoAR, called ’ScreenAR’. We believe that once this new ’ScreenAR’ technology is launched, we will have a competitive edge accelerating the adoption of InfernoAR by enterprise global brands in 2020 and beyond. As COVID-19 continues to disrupt large social gatherings, we are currently experiencing a surge in demand for our services across our multiple business segments including: AR-ecommerce, our ARitize app, and our InfernoAR-video conferencing and virtual events platform.”

InfernoAR-video conferencing and virtual events platform, recently reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is huge for winning more contracts from our growing customer base. We are currently experiencing a surge in demand for our services across our multiple business segments including: AR-ecommerce, our ARitize app, and our InfernoAR-video conferencing and virtual events platform.”

Security is a core feature of InfernoAR – the platform has serviced many Fortune 500 businesses including Johnson and Johnson, Viacom, Merk and others. Token authentication allows the CDNs to reject serving videos to unauthorized users, by taking the JWT authentication to the edge security is pushed closer to the user and load is taken off the core application.

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About InfernoAR

InfernoAR, supports clients that require integration with enterprise systems, custom workflow, cognitive search and discovery, interactive features and secure multi-CDN streaming in front of and behind the firewall. InfernoAR has been providing top products and service in the video streaming space for 10+ years.

Recent Company Highlights in 2020:

●	July 2, 2020: Hired Arnaud Amet as Director of Sales for Europe. Mr. Amet situated in Paris, France comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft.

●	June 29, 2020: signed a contract to supply its InfernoAR video conferencing and virtual events platform to the Dallas Independent School District (Dallas ISD).

●	June 19, 2020: NexTech closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). This financing provides the company with a healthy cash and inventory position of over $7.5million - its highest ever.

●	June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

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●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: Signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

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About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

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To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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